NEWS RELEASE	October 24, 2006

Enterra Energy Trust Announces Financial Update

Calgary, Alberta (TSX: ENT.UN, NYSE: ENT) – Enterra Energy Trust (“Enterra”) is pleased to announce that it has entered into a committed term sheet with The Bank of Nova Scotia, agent for a syndicate of lenders to be formed, for the establishment of a $180,000,000 syndicated revolving term facility and a $20,000,000 operating facility to be secured by first ranking security interests in respect of the properties and undertakings of Enterra and its subsidiaries.  The closing of, and advancement of funds under, such facilities are subject to the execution of definitive documentation and certain conditions precedent.

Drawings under the facilities, together with the net proceeds from the concurrently announced bought deal financing, will be used to repay in full all indebtedness under the outstanding bridge facilities incurred in part to finance the acquisition of the Trust’s Oklahoma assets.

Enterra currently plans to release its third quarter results during the second week of November.  Preliminary review of the third quarter results indicates that Enterra’s distributions in respect of the third quarter months exceeded its target payout range of 60% to 70% of funds from operations, in part due to a lower commodity price environment and also a higher level of distributions paid in July.  Distributions plus routine capital expenditures during the quarter were approximately equal to funds from operations (excluding the effects of the JED asset swap and post-closing adjustments related to the Trust’s Oklahoma assets). Enterra will continue to monitor its payout ratio to ensure that over the medium and long term, the payout ratio remains within the target range.

About Enterra:  Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta.  The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada and in Oklahoma and Wyoming, U.S.A.

For further information, please contact:

E. Keith Conrad President and CEO, Enterra Energy Trust Telephone: (877) 263-0262 E-mail: ekconrad@enterraenergy.com	Victor Roskey Senior Vice President and CFO, Enterra Energy Trust Telephone: (877) 263-0262 E-mail: vroskey@enterraenergy.com

ADVISORY: Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements in this press release include, but are not limited to, statements with respect to the closing of the offering and the use of proceeds of the offering. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production, marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.